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                                                                      EXHIBIT 99

Press Releases

Release Date: 06/20/00

      Exchange Members Approve Demutualization Plan

            FOR IMMEDIATE RELEASE

            Contact:
            Nachamah Jacobovits
            (212)299-2430
            Maria Gonzalez
            (212) 299-2436

            NEW YORK, NEW YORK, June 20, 2000 - The members of the New York Mercantile Exchange voted 97.5% in favor of a demutualization plan which will make the Exchange the first in New York to convert from a not-for-profit membership structure to a for-profit organization.

            The demutualization plan calls for the equity in the Exchange to remain with the seat-owners of its NYMEX Division.

            Exchange Chairman Daniel Rappaport said, "Today's approval, is just the first step in repositioning the Exchange as a 21st century business enterprise that will create and pursue profitable new opportunities, react rapidly and decisively in an increasingly competitive marketplace, and explore interest by outside investors."

            The plan has already received approval from the Securities and Exchange Commission and the Exchange anticipates approval shortly from the Commodity Futures Trading Commission. It is also seeking a favorable tax ruling from the Internal Revenue Service.

            In order to pass, it required approval by at least two-thirds of the votes cast at today's special membership meeting with at least 150 members voting. The voting results were 430 in favor and 11 opposed.

            As a result of today's vote, the Exchange, a not-for-profit membership corporation under New York law, will be reorganized as a for-profit membership corporation under Delaware law and will be renamed New York Mercantile Exchange, Inc. A new stock-holding company named NYMEX Holdings, Inc., will be formed to own all of the economic interests and most of the voting control in the for-profit membership corporation. Each existing NYMEX Division membership will be converted into one share of common stock in NYMEX Holdings, representing equity in the overall organization, and one membership in the Exchange representing trading privileges.

            The common stock and trading privileges will not be separable until a majority of stockholders vote to permit separate trading of the common stock and trading rights. Until that time, the boards of directors of NYMEX Holdings and New York Mercantile Exchange, Inc., will be identical 22-person boards drawn from the same membership categories and in the same proportions as currently apply. Eligibility for membership will continue to be subject to the current rules.

            Mr. Rappaport added, "The Board considered a number of alternate demutualization plans and determined that a holding company structure would best enable us to reposition the Exchange and provide it with the opportunity to raise capital or complete strategic transactions at the holding company level, while at the same time dealing with purely Exchange-related matters at the Exchange level."

            The Exchange is the largest physical commodity exchange in the world, with volume reaching close to 110 million contracts in 1999. The futures and options contracts traded at the Exchange are based on such strategic commodities as oil, gold, silver, natural gas, electricity, copper, and aluminum.

            Editor's Note: A copy of the demutualization prospectus presented to the Exchange members is available on the Exchange website, www.nymex.com, or by calling the Exchange press office at (212) 299-2436.